

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Ali Parsadoust
Chief Executive Officer
Babylon Holdings Ltd
1 Knightsbridge Green
London, SW1X 7QA
United Kingdom

   Re: Babylon Holdings Ltd
    Registration Statement on Form F-4
    Filed May 20, 2022
    File No. 333-265128

Dear Dr. Parsadoust:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Chuck Cassidy, Esq.